Pricing Sheet dated February 7, 2008 relating to Terms Supplement no. 3 dated February 6, 2007 Relating to the Eksportfinans ASA U.S. Medium-Term Note Program Filed pursuant to Rule 433 Registration Statement No. 333-140456 Structured Investments Opportunities in Equities PLUS based on the Financial Select Sector SPDR Funddue March 20, 2009 Issued by EKSPORTFINANS ASA Performance Leveraged Upside Securities SM “Performance Leveraged Upside Securities” and “PLUS” are the service marks of Morgan Stanley. PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range,investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.PRICING TERMS — February 7, 2008Issuer: Eksportfinans ASAMaturity date: March 20, 2009 Underlying shares: Shares of the Financial Select Sector SPDR FundAggregate principal amount: $3,519,000 ·Payment at maturity: If final share price is greater than initial share price,$10.00 + leveraged upside paymentIn no event will the payment at maturity exceed the maximum payment at maturity. · If final share price is less than or equal to initial share price,$10.00 x share performance factorThis amount will be less than or equal to the stated principal amount of $10.00.Share percent increase: (final share price — initial share price) / initial share priceLeveraged upside payment: $10.00 x leverage factor x share percent increaseInitial share price:$27.58Final share price: The closing price of one share of the underlying shares on the valuation date times the adjustment factorLeverage factor: 300.00%Share performance factor: (final share price /initial share price)Maximum payment at maturity: $12.40 (124% of the stated principal amount)Stated principal amount:$10.00 Issue price:$10.00 (see “Commissions and Issue Price” below)Trade date: February 7, 2008Original issue date: February 14, 2008 (5 business days after the trade date)Valuation date: March 18, 2009, subject to adjustment for certain market disruption eventsAdjustment factor: 1.0, subject to adjustment in the event of certain events affecting the underlying sharesCUSIP: 282645738Listing: The PLUS will not be listed on any securities exchange.Agent: Morgan Stanley & Co. IncorporatedCommissions and Issue Price: Price to Public(1)Agent’s Commissions(1)(2) Proceeds to Company Per PLUS: $10.00$0.125 $9.875 Total: $3,519,000 $43,987.50 $3,475,012.50(1) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 3.
You should read this document together with the related product supplement no. 3, the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Terms Supplement no. 3 dated February 6, 2008

Product Supplement No. 3 dated January 25, 2008	Prospectus Supplement and Prospectus dated February 5, 2007
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free b y visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837